Exhibit 99.3

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial data are presented to illustrate the effect of the following equity purchase agreement (the “Acquisition”): On June 20, 2025, NVG Holdings Inc., a wholly-owned subsidiary of Vision Marine Technologies Inc. (the “Company”) entered into an equity purchase agreement (the “Purchase Agreement”) to acquire 100% of the common stock of Nautical Ventures Group Inc. ("NVG") . The Company, NVG Holdings Inc. and NVG may be referred to herein collectively as the “Parties” and separately as a “Party.” The Acquisition closed on June 20, 2025.

The following unaudited pro forma combined balance sheet data as of February 28, 2025, is presented as if the Acquisition had occurred on September 1, 2024. The following unaudited pro forma combined statements of operations data for the six months ended February 28, 2025, and the year ended August 31, 2024, is presented as if the Acquisition occurred on September 1, 2023.

The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances; however, the actual results could differ. The pro forma adjustments are directly attributable to the Acquisition and are expected to have a continuing impact on the results of operations of the Company. Management believes that all adjustments necessary to present fairly the unaudited pro forma combined financial statements have been made. The unaudited pro forma combined financial statements are presented for informational purposes only and are not necessarily indicative of the results of operations that would have resulted had the Acquisition been consummated on the dates indicated and should not be construed as being representative of the Company’s future results of operations or financial position.

The acquired assets, liabilities and results of operations presented herein were derived from the audited financial statements of NVG for the year ended December 31, 2024 and the unaudited interim financial statements for the six months ended March 31, 2025 (collectively, the “Financial Statements”).

The unaudited pro forma combined financial statements included herein constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See the sections titled “Cautionary Note Regarding Forward-Looking Information” in the Company’s Current Report on Form 6-K which these unaudited pro forma combined financial statements are a part of and the Company’s Annual Report on Form 20-F for the year ended August 31, 2024, as filed with the Commission.

Vision Marine Technologies Inc.

Unaudited Pro Forma Combined Statement of Financial Position

As of February 28, 2025

In Canadian Dollars

	Vision Marine	Nautical
	Technologies	Ventures
	Inc.	Group Inc.	Pro Forma Adjustments			Combined Pro
	February 28, 2025	March 31, 2025	Note 3a	Note 3b	Note 3c	Forma
Assets

Current
Cash	15,324,176	2,871,055	-	-	(5,775,200)	12,420,031
Trade and other receivables	276,479	1,472,618	4,214,328	-	-	5,963,425
Income tax receivable	241	-	-	-	-	241
Inventories	7,167,850	95,923,430	-	-	-	103,091,280
Prepaid expenses and deposits	2,838,578	1,570,073	-	-	-	4,408,651
Other current assets	56,466	-	-	-	-	56,466

Total current assets	25,663,790	101,837,176	4,214,328	-	(5,775,200)	125,940,094

Right-of-use assets	214,777	1,201,073	-	-	-	1,415,850
Property and equipment	1,460,890	26,716,365	(23,999,473)	-	-	4,177,782
Goodwill and intangible assets	845,550	948,437	-	-	-	1,793,987
Deferred income taxes	85,950	-	-	-	-	85,950
Other financial assets	-	116,022	-	-	-	116,022

Total assets	28,270,957	130,819,073	(19,785,145)	-	(5,775,200)	133,529,685

Liabilities and shareholders’ equity

Current
Trade payables and accrued liabilities	1,191,463	11,000,379	-	-	-	12,191,842
Contract liabilities	937,713	5,466,331	-	-	-	6,404,044
Notes payable - floor plan	-	73,696,689	-	-	-	73,696,689
Current portion of lease liabilities	128,557	801,710	-	-	-	930,267
Current portion of long-term debt	105,958	1,073,985	(433,492)	-	-	746,451

Total current liabilities	2,363,691	92,039,094	(433,492)	-	-	93,969,293

Lease liabilities	86,534	502,850	-	-	-	589,384
Shareholder notes	-	8,024,518	-	(8,024,518)	5,775,200	5,775,200
Long-term debt	290,044	20,241,099	(19,351,653)	-	-	1,179,490
Derivative liabilities	1,803,367	-	-	-	-	1,803,367
Deferred income taxes	-	-	-	-	-	-

Total liabilities	4,543,636	120,807,561	(19,785,145)	(8,024,518)	5,775,200	103,316,734

Shareholders’ equity
Preferred stock, $0.00001 par value, 10,000,000 shares authorized; no shares issued and outstanding as of March 31, 2025	-	-	-	-	-	-
Common stock, $0.00001 par value, 100,000,000 shares authorized, 40,000,000 shares issued and 21,505,000 shares outstanding as of March 31, 2025	-	302	-	-	(302)	-
Treasury stock	-	(3,439,310)	-	-	3,439,310	-
Voting Common stock, no-par value; unlimited shares authorized of which1,033,764 shares are issued and outstanding as of February 28, 2025	80,783,662	-	-	-	-	80,783,662
Pre-Funded Warrants exercisable into Voting Common Shares on a one-for-one basis of which 48 warrants were issued and outstanding at February 28, 2025	38,725	-	-	-	-	38,725
Contributed surplus	12,599,996	3,067,236	-	8,024,518	(11,091,754)	12,599,996
Accumulated other comprehensive income	1,114,938	277,363	-	-	(277,363)	1,114,938
Retained earnings (Deficit)	(70,810,000)	10,105,921	-	-	(3,620,291)	(64,324,370)

Total shareholders’ equity	23,727,321	10,011,512	-	8,024,518	(11,550,400)	30,212,951

Total liabilities and shareholders’ equity	28,270,957	130,819,073	(19,785,145)	-	(5,775,200)	133,529,685

Vision Marine Technologies Inc.

Unaudited Pro Forma Combined Statement of Income (Loss)

For the six-months ended February 28, 2025

In Canadian Dollars

	Vision Marine	Nautical
	Technologies	Ventures
	Inc.	Group Inc.	Pro Forma Adjustments			Combined Pro
	February 28, 2025	March 31, 2025	Note 3a	Note 3b	Note 3c	Forma
Revenues	247,693	55,110,609	-	-	-	55,358,302

Cost of revenues	303,835	46,484,262	-	-	-	46,788,097

Gross profit (loss)	(56,142)	8,626,347	-	-	-	8,570,205

Expenses
General and administrative expenses	6,973,695	13,897,373	-	-	-	20,871,068
Depreciation and amortization	238,409	1,616,290	-	-	-	1,854,699
Net finance expense (income)	(2,079,136)	4,159,076	-	-	-	2,079,940
Other income (expense)	(1,703)	(658,354)	-	-	-	(660,057)
Gain on bargain purchase	-	-	-	-	(6,485,630)	(6,485,630)

	5,131,265	19,014,385	-	-	(6,485,630)	17,660,020

Income (loss) income before taxes	(5,187,407)	(10,388,038)	-	-	6,485,630	(9,089,815)

Income taxes	13,236	(1,286,899)	-	-	-	(1,273,663)

Net loss for the period	(5,200,643)	(9,101,139)	-	-	6,485,630	(7,816,152)

Items of comprehensive income that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	(12,110)	(259,329)	-	-	-	(271,439)
Other comprehensive income (loss), net of tax	(12,110)	(259,329)	-	-	-	(271,439)

Total comprehensive loss for the period, net of tax	(5,212,753)	(9,360,468)	-	-	6,485,630	(8,087,591)

Weighted average Voting Common Shares outstanding	362,689					362,689
Basic and diluted loss per share	(14.34)					(21.55)

Vision Marine Technologies Inc.

Unaudited Pro Forma Combined Statement of Income (Loss)

For the year ended August 31, 2024

In Canadian Dollars

	Vision Marine	Nautical
	Technologies	Ventures
	Inc.	Group Inc.	Pro Forma Adjustments			Combined Pro
	August 31, 2024	September 30, 2024	Note 3a	Note 3b	Note 3c	Forma
Revenues	3,794,345	149,666,179	-	-	-	153,460,524

Cost of revenues	2,296,907	115,700,231	-	-	-	117,997,138

Gross profit (loss)	1,497,438	33,965,948	-	-	-	35,463,386

Expenses
General and administrative expenses	13,901,112	29,449,440	-	-	-	43,350,552
Depreciation and amortization	830,876	1,828,617	-	-	-	2,659,493
Goodwill impairment loss	8,704,182	-	-	-	-	8,704,182
Net finance expense (income)	(7,480,761)	8,053,234	-	-	-	572,473
Other income (expense)	(141,888)	(173,507)	-	-	-	(315,395)
Gain on bargain purchase	-	-	-	-	(6,485,630)	(6,485,630)

	15,813,521	39,157,784	-	-	(6,485,630)	48,485,675

Income (loss) income before taxes	(14,316,083)	(5,191,836)	-	-	6,485,630	(13,022,289)

Income taxes	(255,463)	(161,402)	-	-	-	(416,865)

Net loss for the period	(14,060,620)	(5,030,434)	-	-	6,485,630	(12,605,424)

Items of comprehensive income that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	94,420	40,684	-	-	-	135,104
Other comprehensive income (loss), net of tax	94,420	40,684	-	-	-	135,104

Total comprehensive loss for the period, net of tax	(13,966,200)	(4,989,750)	-	-	6,485,630	(12,470,320)

Weighted average Voting Common Shares outstanding	9,161					9,161
Basic and diluted loss per share	(1,534.83)					(1,375.99)

Vision Marine Technologies Inc.

Notes to Unaudited Pro Forma Combined Financial Statements

In Canadian Dollars

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma combined financial statements are based on the Company’s and NVG's historical financials as adjusted to give effect to the pro forma adjustments necessary to reflect the Acquisition. The unaudited pro forma combined statement of operations for the six months ended February 28, 2025, and the year ended August 31, 2024, gives effect to the Acquisition of NVG as if it had occurred on September 1, 2024 and 2023, respectively and the pro forma combined balance sheet as of February 28, 2025, gives effect to the Acquisition as if it had occurred on February 28, 2025.

2. PRELIMINARY PURCHASE PRICE ALLOCATIONS

The preliminary purchase price for NVG has been allocated to the assets acquired and liabilities assumed for purposes of this pro forma financial information based on their estimated relative fair values. The purchase price allocations herein are preliminary. The final purchase price allocations for NVG will be determined after completion of a thorough analysis to determine the fair value of all assets acquired and liabilities assumed but in no event later than one year following completion of the Acquisition. Accordingly, the final Acquisition accounting adjustments could differ materially from the accounting adjustments included in the pro forma financial statements presented herein. Any increase or decrease in the fair value of the assets acquired and liabilities assumed, as compared to the information shown herein, could also change the portion of purchase price allocable to goodwill and could impact the operating results of the Company following the Acquisition due to differences in purchase price allocation, depreciation and amortization related to some of these assets and liabilities.

Preliminary Purchase Price:

Cash contributed to the equity of NVG by the Company to fund working capital needs	5,775,200
Converible note payable issued to the former shareholders of NVG	5,775,200

Total preliminary purchase consideration	11,550,400

Preliminary Purchase Price Allocation:

Cash	2,871,055
Trade and other receivables	5,686,946
Inventories	95,923,430
Prepaid expenses and deposits	1,570,073
Right-of-use assets	1,201,073
Property and equipment	2,716,892
Goodwill and intangible assets	948,437
Other financial assets	116,022
Liabilities assumed	(92,997,898)
Gain on bargain purchase	(6,485,630)

Net assets acquired	11,550,400

3. PRO FORMA ADJUSTMENTS

The unaudited pro forma combined statements of operations and balance sheets reflect the effect of the following pro forma adjustments:

a)	This adjustment reflects the removal of NVG's real estate assets along with the associated liabilities which were not part of the Acquisition.

b)	This adjustment reflects the conversion of all pre-closing shareholder notes payable into contributed surplus which was a pre-closing condition per the Purchase Agreement.

c)	This adjustment reflects the preliminary purchase price consideration and preliminary purchase price allocation from Note 2